FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K contains Management's Discussion and Analysis of Financial Condition and Results of Operation and consolidated financial statements and related information and data of Excel Maritime Carriers Ltd. (the "Company") as of and for the six month period ended June 30, 2010.  Also contained in this report are risk factors that supersede the section "Risk Factors" previously disclosed in our Form 20-F for the year ended December 31, 2009 filed on March 10, 2010, as amended on July 22, 2010.

This Report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Nos. 333-144909, 333-159212 and 333-159213) filed by the Company with the U.S. Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, performance of their obligations by counterparties to our charters, our ability to obtain any necessary financing or to comply with covenants therein, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at June 30, 2010 and December 31, 2009 and our results of operations comparing the six months ended June 30, 2010 with the six months ended June 30, 2009. You should read this section in conjunction with the unaudited interim consolidated financial statements including the related notes to those financial statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section below.

A. Factors Affecting Our Results of Operations

Voyage revenues

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, period-to-period comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Voyage expenses and commissions to a related party

Voyage expenses consist of all costs relating to a specific voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Time charter amortization-revenue and Charter hire amortization-expense

Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  Any difference is capped to the vessels' fair values on a charter free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities are amortized as an expense or revenue, respectively over the remaining period of the time charters acquired.

Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores, spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters. Our vessel operating expenses have historically been increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value ($200 per light weight ton) is also taken into consideration. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet and will continue to grow as our fleet expands. Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and Special Survey costs

Dry-docking and special survey relates to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels will undergo dry-dock and special survey every two and a half years and five years, respectively.  These costs are expensed as incurred.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administrative related expenses such as legal and professional expenses and payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors' fees, and directors and officers insurance.  General and administrative expenses include also the amortization of our stock based compensation.

The following table sets forth our selected historical consolidated financial data and other operating information at the dates and for the periods shown.

Selected Historical Financial Data and Other Operating Information
	Six months ended June 30,
	2009	2010
INCOME STATEMENT DATA:
(In thousands of U.S.Dollars, except for share and per share data)
Voyage revenues	$191,245	$211,252
Time charter amortization	204,446	158,742
Revenues from managing related party vessels	277	210
Voyage expenses	(9,877)	(13,266)
Charter hire expense	(16,281)	(16,281)
Charter hire amortization	(19,816)	(19,808)
Commissions – related party	(1,025)	(1,508)
Vessel operating expenses	(42,210)	(43,113)
Depreciation	(61,266)	(61,643)
Dry docking and special survey costs	(7,932)	(9,538)
General and administrative expenses	(16,865)	(16,443)
Gain on sale of vessel	61	-
Operating income	220,757	188,604
Interest and finance costs, net	(32,432)	(21,160)
Interest rate swap gains (losses)	8,185	(19,991)
Foreign exchange gains (losses)	(37)	252
Other, net	(177)	(661)
US source income taxes	(353)	(572)
Net income	195,943	146,472
Loss assumed (income earned) by non-controlling interests	87	(257)
Net income attributable to Excel	$196,030	$146,215

Earnings per common share, basic	$3.35	$1.83
Weighted average number of shares, basic	58,480,526	79,681,876
Earnings per common share, diluted	$3.27	$1.78
Weighted average number of shares, diluted	59,935,790	82,091,338

Selected Historical Financial Data and Other Operating Information
	December 31, 2009	June 30, 2010
BALANCE SHEET DATA, at end of period:
(In thousands of U.S.Dollars)
Cash and cash equivalents	$100,098	$106,599
Current assets, including cash	148,100	134,586
Fixed assets, net	2,732,797	2,731,110
Total assets	3,130,182	3,095,680
Current liabilities, including current portion of long-term debt	217,174	200,576
Total long-term debt, excluding current portion	1,121,765	1,084,151
Total stockholders' equity	1,486,272	1,643,789

	Six months ended June 30,
	2009	2010
OTHER FINANCIAL DATA:
(In thousands of U.S.Dollars, except fleet data and average daily results)
Net cash provided by operating activities	$69,438	$88,187
Net cash provided by (used in) investing activities	354	(59,956)
Net cash used in financing activities	(93,073)	(21,730)

FLEET DATA:
Average number of vessels (1)	47.4	47.3
Available days for fleet (2)	8,365	8,101
Calendar days for fleet (3)	8,581	8,569
Fleet utilization (4)	97.5%	94.5%

AVERAGE DAILY RESULTS:
Time charter equivalent rate (5)	$21,559	$24,254
Vessel operating expenses(6)	4,919	5,031
General and administrative expenses (7)	1,970	1,889
Total vessel operating expenses (8)	6,889	6,920

(1) Average number of vessels is the number of vessels that constituted our fleet (including seven vessels chartered-in under bareboat charters) for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues, (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rate for the periods presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):
	Six months ended June 30,
	2009	2010
Voyage revenues	$191,245	$211,252
Less: Voyage expenses and commissions to related party	(10,902)	(14,774)
Time Charter equivalent revenues	180,343	196,478
Available days for fleet	8,365	8,101
Time charter equivalent (TCE) rate	$21,559	$24,254

(6) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses including foreign exchange differences by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

Results of Operations

Six months ended June 30, 2010 compared to the six months ended June 30, 2009

Voyage revenues from vessels

Voyage revenues increased by $20.1 million, or 10.5%, to $211.3 million in the six month period ended June 30, 2010, compared to $191.2 million for the six month period ended June 30, 2009.  The increase is attributable to the improved market conditions during the six month period ended June 30, 2010 as compared to the respective period of 2009 which resulted in higher rates earned by our vessels operating in the spot market. In particular, average BDI for the six month period ended June 30, 2010 was 3,165 as compared to 2,128 for the six month period ended June 30, 2009. Time charter equivalent per ship per day for the six months ended June 30, 2010 amounted to $24,254 compared to time charter equivalent per ship per day of $21,559 for the six months ended June 30, 2009.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd. (April 15, 2008), amounted to $158.7 million in the six month period ended June 30, 2010 as compared to $204.4 million for the six month period ended June 30, 2009. Included in the time charter amortization for the six month period ended June 30, 2010 is also an amount of $26.9 million, related to the accelerated amortization of the time charter liability related to vessel Iron Miner due to the early termination of its time charter that was assumed by us upon acquiring Quintana Maritime Ltd.. Similarly, included in the time charter amortization for the six month period ended June 30, 2009 is also an amount of $51.5 million, related to the accelerated amortization of the time charter liability related to vessels Sandra and Coal Pride due to the termination of their time charters.

Voyage expenses and commissions to a related party

Voyage expenses increased by $3.4 million, or 34.3%, to $13.3 million for the six month period ended June 30, 2010, compared to $9.9 million for the six month period ended June 30, 2009.  The increase was driven by increased commissions due to increased voyage revenues which also account for the increase of $0.5 million, or 50.0%, in Commissions to a related party for the six month period ended June 30, 2010 as compared with the respective period in 2009.

Charter hire expense

Charter hire expense, representing bareboat hire for the seven vessels we charter-in under bareboat charters amounted to $16.3 million for both six month periods ended June 30, 2010 and 2009.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd, amounted to $19.8 million for both six month periods ended June 30, 2010 and 2009.

Vessel operating expenses

Vessel operating expenses increased by $0.9 million, or 2.1%, to $43.1 million in the six month period ended June 30, 2010 compared to $42.2 million for the six month period ended June 30, 2009. Daily vessel operating expenses per vessel also increased by $112 or 2.3%, to $5,031 for the six month period ended June 30, 2010 compared to $4,919 for the corresponding period in 2009 mainly due the increase in crew cost.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $0.3 million, or 0.5%, to $61.6 million for the six month period ended June 30, 2010, compared to $61.3 million for the six month period ended June 30, 2009.

Dry-docking and special survey costs

During the six month period ended June 30, 2010 and 2009, sixteen and eight vessels, respectively, underwent their regular dry-docking and special survey at a cost of approximately $9.5 million and $7.9 million, respectively.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million, or 3%, to $16.4 million for the six month period ended June 30, 2010 compared to $16.9 million for the six month period ended June 30, 2009. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.  Stock-based compensation for the six months ended June 30, 2010 and 2009 was $1.9 and $5.4 million, respectively and is included in the above amounts. As at June 30, 2010, the total unrecognized cost related to these awards was $3.3 million which will be recognized through April 1, 2013. Excluding those amounts, general and administrative expenses increased by $3.0 million or 26% to $14.5 million in the six months ended June 30, 2010 from $11.5 million for the respective period in 2009 mainly due the increase in salaries resulting from new hires in the Company, bonuses granted and the annual salaries' increase.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, decreased by $11.2 million, or 34.6%, to $21.2 million in the six month period ended June 30, 2010 compared to $32.4 million for the respective period in 2009. The decrease is primarily attributable to the decrease of interest costs due to the decrease in the average outstanding debt balances from July 1, 2009 through June 30, 2010 following debt principal payments and prepayments amounting to $184.8 million partly offset by loan proceeds of $61.0 million and the decrease in LIBOR rates prevailing during the six months ended June 30, 2010 as compared to the respective period in 2009. In addition, interest and finance costs, net as of June 30, 2009 include also expenses incurred for the loan amendments concluded in March 2009.

Interest rate swaps

Interest rate swaps resulted in a loss of $20.0 million in the six month period ended June 30, 2010 as compared to a gain of $8.2 million in the respective period of 2009. Realized interest rate swap losses for the six month period ended June 30, 2010 increased by $2.4 million to $15.2 million as compared to realized interest rate swap losses of $12.8 million in the six month period ended June 30, 2009. Unrealized losses for the six month period ended June 30, 2010 amounted to $4.8 million as compared to unrealized gains of $21.0 million in the respective period in 2009, and they are attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. source income taxes

U.S. source income taxes amounted to $0.6 million and $0.4 million for the six month periods ended June 30, 2010 and 2009, respectively.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our unaudited interim consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. As the discussion and analysis of our financial condition and results of operations is based upon our unaudited interim consolidated financial statements, they do not include all of the information on critical accounting policies normally included in consolidated financial statements. Accordingly, a detailed description of these critical accounting policies should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2009, filed with the SEC on Form 20-F dated March 10, 2010, as amended on July 22, 2010. There have been no material changes from the "Critical Accounting Policies" previously disclosed in the aforementioned Form 20-F, as amended on July 22, 2010.

Recent Developments

Loan payment

On July 1, 2010, an amount of approximately $28.0 million from excess cash for the six months period ended June 30, 2010 was paid under our $1.4 billion credit facility in addition to the regular installment due, as discussed under Liquidity and Capital Resources below.

Stock based compensation

On July 7, 2010, the Board of Directors approved a cash bonus of $2.0 million and a grant of 1,965,000 shares of the Company's Class A common stock and 35,000 shares of the Company's Class B common stock in the form of restricted stock to the Chairman of our Board of Directors. 655,000 Class A shares vested immediately and 655,000 Class A shares each will vest on July 7, 2011 and 2012, respectively. The Class B restricted shares vested immediately. The cash bonus is included in General and Administrative expenses in the accompanying 2010 consolidated unaudited statement of income. The restricted stock granted will be recognized as expense over the vesting period based on its fair value on the grant date.

Angela Star Incident

On July 9, 2010, the vessel Angela Star was involved in a collision while departing in ballast condition from a Panamanian port. Damages were sustained on her hull structure and as a result the vessel had temporary repairs carried out locally and later sailed to a yard in Bahamas for permanent repairs. The vessel is currently estimated to remain off hire for approximately 47 days and the estimated repair cost will be approximately $2.8 million, which is an insured loss covered under the vessel's hull and machinery insurance policy.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $66.0 million at June 30, 2010 compared to a working capital deficit of $69.1 million at December 31, 2009.

We believe that based upon current levels of revenue generated from our fleet employment and cash flows from operations, we will have adequate liquidity to make the required payments of principal and interest on our  debt and fund working capital requirements at least through June 30, 2011. In addition, based upon projected operating results, we believe it is probable that we will meet the financial covenants of our loan agreements at future covenant measurement dates.

Loan repayments

On March 9, 2010, Hope Shipco repaid its then outstanding debt under its RBS credit facility amounting to $10.9 million.

On June 30, 2010, we notified our major lenders of our intention to make a payment of $28.0 million, in addition to the regular instalment of $18.0 million due on July 1, 2010, under our $1.4 billion credit facility. The payment was in accordance with the excess cash flow provision of the credit facility and was applied against the term loan instalment due on April 1, 2016. Another $12.0 million will be maintained in a pledged account to fund the capital expenditures for the newbuilding vessel. Following this total payment of $46.0 million, we have repaid the total principal amount of $455.0 million that we would have paid in accordance with the original credit facility dated April 14, 2008 and on the payment date we were in compliance with the relevant financial covenants as applicable after the end of the waiver period. As a result, the excess cash flow provision was terminated and the applicable margin for the interest period starting July 1, 2010 and ending October 1, 2010 decreased from 2.5% to 1.25% and will remain at this level as long as we follow the repayment schedule provided in the original loan agreement and we are in compliance with the relevant financial covenants as applicable after the end of the waiver period.

New building vessels-new loans

On February 11, 2010, we entered into a bank loan agreement for the financing of the vessel Hope (tbn-Mairaki) in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn in various installments in line with the vessel construction progress through November 2010 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery. The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partially finance the second payment installment to the shipyard upon the steel cutting, as provided in the relevant shipbuilding contract.

On April 26, 2010, we entered into a loan agreement for the post-delivery financing of the vessel Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawdown in full on the vessel delivery date (April 30, 2010). The loan is repayable in 26 quarterly installments and a balloon payment through December 2016. The first installment is due in July 2010.

Warrants exercise

On March 31, 2010, entities affiliated with the family of the Chairman of the Company's Board of Directors exercised 1,428,572 warrants, being part of the 5,500,000 warrants granted to such entities as part of the loan amendments of March 2009, to purchase respective class A common stock at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the $1.4 billion loan facility on April 1, 2010. Based on amendment to warrants dated March 26, 2010, the Company granted to the above entities a nine month extension until December 31, 2010 to exercise the remaining warrants or utilize cashless exercise of the remaining warrants.

Cash Flows

Our cash and cash equivalents increased to $106.6 million as of June 30, 2010 compared to $100.1 million as of December 31, 2009. The increase was primarily due to net cash of $88.2 million generated from operating activities partly used in investing activities of $60.0 million and in financing activities of $21.7 million.

Operating Activities

The net cash from operating activities increased by $18.8 million to $88.2 million during the six months ended June 30, 2010, compared to net cash from operating activities of $69.4 million during the same period of 2009. This increase in net cash from operating activities is primarily attributable to the general increase in the hire rates prevailing in the market in the six months ended June 30, 2010 as compared to the respective period in 2009.

Investing Activities

Net cash used in investing activities amounted to $60.0 million during the six months ended June 30, 2010, which mainly represents our capital expenditures for the new-building vessel Christine. Net cash provided by investing activities was $0.4 million during the six-months ended June 30, 2009 which is mainly the result of $3.7 million representing the sale proceeds of vessel Swift and $5.2 million representing Oceanaut's liquidation proceeds received, offset by capital expenditures for the new-building vessels of $8.4 million.

Financing Activities

Net cash used in financing activities was $21.7 million for the six months ended June 30, 2010 which was mainly the result of $109.7 million of loan repayments offset by loan drawdown of $61.0 million, $5.0 million of proceeds from the exercise of the warrants, $4.2 million of joint ventures partners' contributions and decrease in restricted cash of $18.6 million. Net cash used in financing activities was $93.1 million for the six months ended June 30, 2009 which was mainly the result of $141.7 million of loan repayments offset by the equity infusion of $45.0 million, loan drawdown of $5.1 million, joint ventures partners' contribution of $2.9 million and increase in restricted cash by $2.4 million.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars. During the six month period ended June 30, 2010, approximately 20% of our operating expenses incurred were in currencies other than the U.S. Dollar, with the majority being denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during the six-month periods ended June 30, 2009 and 2010. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on our fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

July 1, 2010 to June 30, 2011	9.0
July 1, 2011 to December 31, 2011	4.9
2012	8.7
2013	7.6
2014	6.5
2015	5.5

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). We place our cash and cash equivalents, consisting mostly of deposits, with reputable financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition. We do not obtain rights to collateral to reduce our credit risk. We are exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, we limit our exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

We are exposed to interest rate fluctuations associated with our variable rate borrowings, and our objective is to manage the impact of such fluctuations on earnings and cash flows of our borrowings. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. We have two interest rate swaps outstanding with a total notional amount of approximately $607.3 million as of June 30, 2010. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in our earnings.  In addition, we are also a party to a swaption agreement under which the counterparty has the option to enter into a swap with us effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, we will make quarterly fixed-rate payments at the rate of 5.0% to the counterparty based on an amortizing notional amount of $504.0 million, and the counterparty will make quarterly floating-rate payments at LIBOR to us based on the same notional amount.

Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general.  If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Industry Specific Risk Factors

The dry bulk carrier charter market has sustained significant fluctuations since October 2008, which has adversely affected our earnings and may require us to impair the carrying values of our fleet, require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waivers and affect our ability to pay dividends in the future.

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively.  Between January and December 2009, the BDI reached a high of 4,661, though this level still represented a decline of 61% and 58% respectively, in the Panamax and Capesize sector from the historic highs reached in 2008, while currently the BDI stands at approximately 1,978.  The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The market value of our vessels may decrease, which would require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waiver agreements, and could result in the loss of our vessels and adversely affect our earnings and financial condition.

The current volatility in the dry bulk charter market may significantly reduce the charter rates for our vessels trading in the spot market. While we have currently received waivers from our lenders, in connection with the Nordea Syndicated Bank Facility due 2016 in the amount of $1.4 billion, which we will refer to as the Nordea credit facility, and the Credit Suisse credit facility in the amount of $75.6 million, which we will refer to as the Credit Suisse credit facility, for any non-compliance with loan covenants, if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels from our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

In addition, if we are able to sell additional shares at a time when the charter rates in the dry bulk charter market are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends in the future and our earnings per share. Even if we are able to raise additional capital in the equity markets, there is no assurance we will remain compliant with our loan covenants in the future.

In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

Charterhire rates for dry bulk vessels are volatile and have declined significantly since their recent historic highs and may decrease in the future, which may adversely affect our earnings and financial condition.

We are an independent shipping company that operates in the dry bulk shipping markets. One of the factors that impacts our profitability is the freight rates we are able to charge. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have recently declined from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, and industrial products;

●	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

The factors that influence the supply of vessel capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	vessel casualties;

●	the level of port congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels;

●	the number of vessels that are out of service; and

●	changes in global dry bulk commodity production.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may continue to be slow. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The current global economic downturn may continue to negatively impact our business.

In the current global economy, operating businesses have faced and continue to face tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The current economic downturn has had and may continue to have during 2010 a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

●	an absence of financing for vessels;

●	a further decrease in the market value of our vessels and no active second-hand market for the sale of vessels;

●	low charter rates; and

●	declaration of bankruptcy by some charterers, operators and shipowners.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Continued disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to further decline.

The credit markets worldwide and in the United States continued to contract in 2009 and experienced de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions experienced serious financial difficulties in 2009. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of June 30, 2010, we have total outstanding indebtedness of $1.3 billion.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline significantly.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by the Chinese government's changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. To the extent we operate vessels in the spot market this seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our dry bulk carriers may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not affect our operating results as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, it could materially affect our operating results.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to service our debt or pay dividends in the future.

We are subject to international safety regulations, and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.  We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, our insurance coverage may be invalidated or decreased, or our vessels may be detained or denied access to certain ports. Currently, each of our vessels is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us. Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc., or Maryville, our vessel management company and a wholly-owned subsidiary of ours. However, there can be no assurance that such certification will be maintained indefinitely. Recently, the U.S. Environmental Protection Agency, or the EPA, has implemented regulations under the Clean Water Act, or the CWA, that regulate the discharge of ballast water. In relation to these regulations, we have submitted on July 31, 2009 for each of our vessels a permit application called a Notice of Intent, or NOI which applies to the vessels calling on U.S ports or travel through U.S. navigable waters.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us or require significant capital expenditures. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Rising fuel prices may affect our profitability.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

An over-supply of dry bulk carrier capacity may lead to reductions in charterhire rates and profitability.

The market supply of dry bulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2009. As of June 30, 2010, newbuilding orders had been placed for an aggregate of about 16% of the existing global dry bulk fleet on a deadweight basis, with deliveries expected during the next 30 months. An over-supply of dry bulk carrier capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

World events outside our control may negatively affect the shipping industry, which could adversely affect our operations and financial condition.

Terrorist attacks like those in New York in 2001, London in 2005, Mumbai in 2008 and other countries and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. Additional acts of terrorism and any resulting armed conflict around the world may contribute to further economic instability in the global financial markets. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

●	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;

●	the development of vessel security plans; and

●	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption, could cause a decrease in charter revenues.

Our commercial vessels are subject to inspection by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd's Register of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. Generally, we will make a decision to scrap a vessel or reassess its useful life at the time of a vessel's fifth Special Survey.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

The operation of our ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, loss of life, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and could damage our business reputation, which may in turn lead to loss of business.

The operation of our ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

●	Damage or destruction of a vessel due to marine disaster such as a collision;

●	the loss of a vessel due to piracy and terrorism;

●	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

●	environmental accidents as a result of the foregoing; and

●	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking such vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and could cause us to lose business.

Company Specific Risk Factors

We are affected by voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

We charter some of our vessels on voyage charters, which are charters for one specific voyage, and some on short-term time charter basis. A short-term time charter is a charter with a term of less than six months. Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity. While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters.

Moreover, to the extent our vessels are employed in the voyage charter market, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in voyage charters we bear the bunker costs, port charges and canal dues. As a result, increases in fuel costs in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs.

There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable our vessels to be operated profitably. If the current low charter rates in the dry bulk market continue through any significant period, our earnings may be adversely affected.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

When the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. Also, while we have currently received waivers from our lenders, in connection with the Nordea credit facility and the Credit Suisse credit facility, for any non-compliance with loan covenants, further declines in the market and vessel values could cause us to breach financial covenants in our lending facilities in the future. In such an event, if we are unable to pledge additional collateral, or obtain waivers for such breaches from the lenders, the lenders could accelerate the debt and in general, if we are unable to service such accelerated debt, we may have vessels repossessed by our lenders.

A drop in spot charter rates may provide an incentive for some charterers to default on their time charters.

When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter. If the spot charter rates in the dry bulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our results from operations and ability to comply with our loan covenants. If our charterers default and we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose on their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2009 and 2008, we derived approximately 34% and 23%, respectively, of our gross revenues from one charterer.

If one or more of our customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter if, among other things:

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

●	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

In particular, we depend on our customer, Bunge Limited, or Bunge, which is an agribusiness, for revenues from a substantial portion of our fleet and are therefore exposed to risks in the agribusiness market. Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge's filings with the SEC, these risks include the following, among others:

●
The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business, which can be affected by weather, disease and other factors beyond Bunge's control;

●	Bunge's vulnerability to cyclicality in the oilseed processing industry;

●	Bunge's vulnerability to increases in raw material prices; and

●	Bunge's exposure to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge's business as a result of these or other factors could have a material adverse impact on Bunge's ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

When our time charters end, we may not be able to replace them promptly or with profitable ones and, in addition, any such new charters are potentially subject to further decline in charter rates and other market deterioration, which could cause us to incur impairment charges.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to service our debt and pay dividends to shareholders.

If dry bulk vessel charter hire rates are lower than those under our current charters, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.

The fair market values of our vessels have generally experienced high volatility and have declined significantly compared with May 2008. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

If a determination is made that a vessel's future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessels' carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Further declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates and earnings from the vessels which have been historically volatile.

When our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The carrying values of our vessels may not represent their fair market value in the future because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we are not in compliance with the covenants in our loan agreements, our ability to conduct our business and to pay dividends may be affected if we are unable to obtain waivers or covenant modifications from our lenders.

Our loan agreements contain various financial covenants. The current low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with some of these covenants.

While we have currently received waivers from our lenders, in connection with the Nordea credit facility and the Credit Suisse credit facility if we are not able to remedy such non-compliance by the time the waivers expire, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness and foreclose on their collateral, which would impair our ability to continue to conduct our business. In addition, if we are not in compliance with these covenants and we are unable to obtain waivers, we will not be able to pay dividends in the future until the covenant defaults are cured or we obtain waivers. We may also be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and accordingly would adversely affect our ability to continue as a going concern.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants of our notes and future and existing credit facilities and make payments on our debt.

As of June 30, 2010, we have had total debt of $1.3 billion.   Our level of debt could have important consequences for us, including the following:

•	we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•
we will need to use a substantial portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•	our debt level, and the financial covenants in our various debt agreements, could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Restrictive covenants in our loan agreements impose financial and other restrictions on us, including our ability to pay dividends.

Our loan agreements impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends during the period over which the initial covenants are modified;

•	maintain excess cash flow generated from our operations;

•	incur additional indebtedness, including through the issuance of guarantees;

•	sell capital stock of our subsidiaries;

•	make investments;

•	pay dividends or redeem capital stock;

•	make capital expenditures

•	change the flag, class or management of our vessels or materially amend the management agreement related to each vessel;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that we will believe are in our best interest.  If we do not comply with the restrictions and covenants in our loan agreements, we will not be able to pay dividends to you in the future, finance our future operations, make acquisitions or pursue business opportunities.

We may be unable to fulfil our obligations under our agreements to complete the construction of five newbuilding vessels.

We currently have contracts (construction contracts and/or Memoranda of Agreement) to obtain five newbuilding vessels (including the four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard), for an aggregate purchase price of $390.9 million.

Our ability to obtain financing in the current economic environment, particularly for the acquisition of dry bulk vessels, which are experiencing low charter rates and depressed vessel values, is limited, and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we would lose the advances already paid, which amount to approximately $31.2 million as of June 30, 2010, and we may incur additional liability and costs.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.

We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in the Company.

While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of existing shareholders in the Company. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.

For so long as we have outstanding indebtedness under our credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. If we are not able to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

Class B shareholders can exert considerable control over us, which may limit future shareholders' ability to influence our actions.

Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 64.2% of the voting power of our outstanding capital stock as of June 30, 2010.

Because of the dual class structure of our capital stock, the holders of Class B common shares have the ability to control and will be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding common shares. Even though we are not aware of any agreement, arrangement or understanding by the holders of our Class B common shares relating to the voting of their shares of common stock, the holders of our Class B common shares have the power to exert considerable influence over our actions.

As of June 30, 2010, Argon S. A. owned approximately 6.2% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 2.2% of the total voting power of our outstanding capital stock. Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

As of June 30, 2010, Boston Industries S.A. owned approximately 38.2% of our outstanding Class B common shares, representing approximately 24.5% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Ms. Mary Panayotides, the spouse of the Company's Chairman. Ms. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

As of June 30, 2010, Lhada Holdings Inc. owned approximately 16.7% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 6.0% of the total voting power of our outstanding capital stock. Lhada Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of June 30, 2010, Tanew Holdings Inc. owned approximately 16.7% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 6.0% of the total voting power of our outstanding capital stock. Tanew Holdings Inc. is owned by a trust, the beneficiaries of which are certain members of the family of the Company's Chairman.

As of June 30, 2010, our chairman, Mr. Gabriel Panayotides, owned approximately 2.8% of our outstanding Class A common shares and approximately 21.1% of our outstanding Class B common shares, representing approximately 14.6% of the total voting power of our capital stock.

If we do not adequately manage the construction of the newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

We are party to five contracts to purchase newbuilding vessels, four of which are through joint ventures in which we participate. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

If our joint venture partners do not honor their commitments under the joint venture agreements, the joint ventures may not take delivery of the newbuilding vessels.

We rely on our joint venture partners to honor their financial commitments under the joint venture agreements, including the payment of their portions of installments due under the shipbuilding contracts or MOAs. If our partners do not make these payments, we may be in default under these contracts.

Delays in deliveries of or failure to deliver newbuildings under construction could materially and adversely harm our operating results and could lead to the termination of related time charter agreements.

Four of our joint venture newbuilding vessels are under construction at Korea Shipyard Co., Ltd., a greenfield shipyard that has never built vessels before and for which there is no historical track record. The relevant joint ventures have not yet received refund guarantees with respect to these vessels, which may imply that the shipyard will not be able to deliver the vessels. As of August 5, 2010, Fritz, Benthe, and Gayle Frances are delayed in delivery, and the delivery of Iron Lena may also be delayed.  The delivery of any one or more of these vessels may not occur, which would delay our receipt of revenues under the time charters for these vessels or otherwise deprive us of the use of the vessel, and thereby adversely affect our results of operations and financial condition. In addition, under some time charters, we may be required to deliver a vessel to the charterer even if the relevant newbuilding has not been delivered to us. If the delivery of the newbuildings is delayed or does not occur, we may be required to enter into a bareboat charter at a rate in excess of the charterhire payable to us. If we are unable to deliver the newbuilding or a vessel that we have chartered at our cost, the customer may terminate the time charter which could adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed or may not occur because of:

●	work stoppages or other labor disturbances or other event that disrupts the operations of the shipbuilder;

●	quality or engineering problems;

●	changes in governmental regulations or maritime self-regulatory organization standards;

●	lack of raw materials and finished components;

●	failure of the builder to finalize arrangements with sub-contractors;

●	failure to provide adequate refund guarantees;

●	bankruptcy or other financial crisis of the shipbuilder;

●	a backlog of orders at the shipbuilder;

●	hostilities, political or economic disturbances in the country where the vessels are being built;

●	weather interference or catastrophic event, such as a major earthquake or fire;

●	our requests for changes to the original vessel specifications;

●	shortages of or delays in the receipt of necessary construction materials, such as steel;

●	our inability to obtain requisite permits or approvals; or

●	a dispute with the shipbuilder.

In addition, the shipbuilding contracts for the new vessels contain a "force majeure" provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to service our debt or pay dividends to our shareholders in the future.

We face strong competition.

We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Risk of loss and lack of adequate insurance may affect our results.

Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions may occur due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

Our business is affected by a number of risks, including mechanical failure of our vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes.

In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the Convention on Limitation of Liability for Maritime Claims (London 1976), or 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct. Certain states have ratified the IMO's 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that "serious negligence" is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of the jurisdiction of their incorporation or formation, which regulates the payment of dividends by companies.

Risks associated with the purchase and operation of second hand vessels may affect our results of operations.

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

●	expenditures for alterations to existing equipment;

●	the addition of new equipment; or

●	restrictions on the type of cargo a vessel may transport.

We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 10.0 years.

As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

As we expand our business, we may need to improve our operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

Our fleet has experienced rapid growth. If we continue to expand our fleet, we will need to recruit suitable additional administrative and management personnel. Although we believe that our current staffing levels are adequate, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our business and financial condition may be adversely affected.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,143 seafarers on-board our vessels and 144 land-based employees in our Athens office. The 144 employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law, or the Prior Law, in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.
In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under the Prior Law. If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our stockholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our past, current and proposed method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholders' holding period of our common shares. See "Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We do not believe that we are currently entitled to exemption under Section 883 for any taxable year. Therefore, we are subject to an effective 2% United States federal income tax on the gross shipping income that we derive during the year that is attributable to the transport or cargoes to or from the United States.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons or entities with which they are affiliated to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us or that are parties to agreements with us. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals' affiliation with us. For instance, four of our joint ventures are with AMCIC Cape Holdings, or AMCIC, an affiliate of Hans J. Mende, to purchase four newbuilding Capesize vessels.  Mr. Mende is a member of our Board of Directors, and also serves on the board of directors of Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC.  Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a public company.

Excel Maritime Carriers Ltd. is incorporated in the Republic of Liberia, which does not have a well-developed body of corporate law.

Excel Maritime Carriers Ltd.'s corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Liberian Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Republic of Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our ability to retain key members of our management team and to hire new members as may be necessary will contribute to that success. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not currently hedge these risks. Our results of operations could suffer as a result.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to service our debt and pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline if we are also unable to borrow funds for vessel replacement.

If we do not maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives in the event we also have insufficient credit or access to credit at the times of such expiration. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to service our debt and pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. In periods where we make acquisitions, our Board may limit the amount or percentage of our cash from operations available to service our debt and pay dividends.

The price of our Class A common stock may be volatile.

The market price of our Class A common stock has fluctuated widely since our Class A common stock began trading on the New York Stock Exchange, or NYSE, in September 2005 and may continue to do so as a result of factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

Future sales of our Class A common stock may depress our stock price.

The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our articles of incorporation currently authorize our Board to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

To service our indebtedness, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make scheduled payments on and to refinance our indebtedness and to fund future capital expenditures will depend on our ability to generate cash from operations in the future.  This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt.  We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all.  In addition, any failure to make scheduled payments of interest and principal on our notes or any other outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.  Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

We are subject to certain fraudulent transfer and conveyance statutes which may adversely affect holders of our notes.

Fraudulent transfer and insolvency laws to which we and our subsidiary guarantors may be subject may result in our notes and the guarantees being voided, subordinated or limited.

The Republic of the Marshall Islands

Many of our guarantors, as of the issue date of our notes, are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate our notes or our subsidiary guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of our notes and the incurrence of the subsidiary guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, our notes or the subsidiary guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued our notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors, or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing our notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

●	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of our notes or the incurrence of the subsidiary guarantees;

●	the issuance of our notes or the incurrence of the subsidiary guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

●	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

●
we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of our notes or the incurrence of the subsidiary guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under our notes or such subsidiary guarantee or further subordinate our notes or such subsidiary guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of our notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on our notes. Further, the voidance of our notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.
As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the subsidiary guarantees would not be further subordinated to our or any 38 of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

●	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

●
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

●	it could not pay its debts as they become due.

Other jurisdictions

The laws of the other jurisdictions in which guarantors are or may be organized (such as the Republic of Liberia and Cyprus) may also limit the ability of those guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law, including provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, and thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the subsidiary guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the subsidiary guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the subsidiary guarantees of such guarantors are enforceable (subject to local law restrictions), a third-party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the subsidiary guarantees will be enforceable.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and the majority of our directors.

We are a Liberian corporation and nearly all of our executive officers and directors are located outside of the United States.  Most of our directors and officers and certain of the experts reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States.  As a result, you may have difficulty serving legal process within the United States upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of Liberia or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2009 AND JUNE 30, 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)
ASSETS	December 31, 2009	June 30, 2010 (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$106,599
Restricted cash	34,426	15,285
Accounts receivable trade, net	3,784	2,556
Accounts receivable, other	2,232	2,356
Due from related parties	-	50
Inventories	4,479	6,107
Prepayments and advances	3,081	1,633
Total current assets	148,100	134,586

FIXED ASSETS:
Vessels, net of accumulated depreciation of $288,537 and $349,960	2,660,163	2,686,040
Office furniture and equipment, net of accumulated depreciation of $1,280 and $1,500	1,450	1,285
Advances for vessels under construction and acquisitions	71,184	43,785
Total fixed assets, net	2,732,797	2,731,110

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $68,399 and $88,207	224,311	204,503
Restricted cash	24,974	25,481
Total other non current assets	249,285	229,984

Total assets	$3,130,182	$3,095,680

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees	$134,681	$127,798
Accounts payable	5,349	9,692
Due to related parties	253	302
Deferred revenue	28,880	26,797
Accrued liabilities	18,668	22,816
Current portion of financial instruments	29,343	13,171
Total current liabilities	217,174	200,576

Long-term debt, net of current portion and net of unamortized deferred financing fees	1,121,765	1,084,151
Time charters acquired, net of accumulated amortization of $598,335 and $757,077	280,413	121,671
Financial instruments, net of current portion	24,558	45,493
Total non current liabilities	1,426,736	1,251,315

Total liabilities	1,643,910	1,451,891

Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 79,770,159 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2009 and 81,168,671 Class A shares and 145,746 Class B shares, issued and outstanding at June 30, 2010	799	813
Additional paid-in capital	1,046,606	1,053,463
Accumulated Other Comprehensive Loss	(85)	(85)
Retained Earnings	433,845	580,060
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2009 and June 30, 2010)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,480,976	1,634,062

Non-controlling interests	5,296	9,727

Total stockholders' equity	1,486,272	1,643,789

Total liabilities and stockholders' equity	$3,130,182	$3,095,680

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2009	2010
REVENUES:
Voyage revenues	$191,245	$211,252
Time charter amortization and write off	204,446	158,742
Revenue from managing related party vessels	277	210
Total revenues	395,968	370,204

EXPENSES:
Voyage expenses	9,877	13,266
Charter hire expense	16,281	16,281
Charter hire amortization	19,816	19,808
Commissions to a related party	1,025	1,508
Vessel operating expenses	42,210	43,113
Depreciation	61,266	61,643
Dry-docking and special survey costs	7,932	9,538
General and administrative expenses	16,865	16,443
	175,272	181,600
OTHER OPERATING INCOME:
Gain on sale of vessel	61	-

Operating income	220,757	188,604

OTHER INCOME (EXPENSES):
Interest and finance costs	(32,674)	(21,944)
Interest income	242	784
Interest rate swap gains (losses)	8,185	(19,991)
Foreign exchange gains (losses)	(37)	252
Other, net	(177)	(661)
Total other income (expenses), net	(24,461)	(41,560)

Net income before taxes and loss assumed (income earned) by the non controlling interest	196,296	147,044
US Source Income taxes	(353)	(572)
Net income	195,943	146,472
Plus: Loss assumed (income earned) by the non-controlling interest	87	(257)
Net income attributable to Excel Maritime Carriers Ltd.	$196,030	$146,215

Earnings per common share, basic	$3.35	$1.83
Weighted average number of shares, basic	58,480,526	79,681,876
Earnings per common share, diluted	$3.27	$1.78
Weighted average number of shares, diluted	59,935,790	82,091,338

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2010
(Expressed in thousands of U.S. Dollars)
	2009	2010

Cash Flows from Operating Activities:
Net income	$195,943	$146,472
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	61,266	61,643
Amortization of debt discount	2,984	3,266
Amortization of deferred financing costs	1,978	1,775
Time charter revenue amortization and write-off, net of charter hire amortization expense	(184,630)	(138,934)
Gain on sale of vessel	(61)	-
Stock-based compensation expense	5,404	1,871
Unrealized interest rate swap (gains) losses	(21,002)	4,763
Changes in operating assets and liabilities:
Accounts receivable	6,117	1,104
Inventories	(643)	(1,628)
Prepayments and advances	(839)	1,448
Due from related parties	142	(50)
Accounts payable	1,100	4,343
Due to related parties	(265)	49
Accrued liabilities	(10,892)	4,148
Deferred revenue	12,836	(2,083)
Net Cash provided by Operating Activities	$69,438	$88,187

Cash Flows from Investing Activities:
Advances for vessels under construction	(8,407)	(59,900)
Additions to vessel cost	(114)	-
Proceeds from sale of vessel	3,735	-
Proceeds received from Oceanaut liquidation	5,212	-
Office furniture and equipment	(72)	(56)
Net cash provided by (used in) Investing Activities	$354	$(59,956)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(2,355)	18,634
Proceeds from long-term debt	5,067	60,967
Repayment of long-term debt	(141,707)	(109,703)
Payment of financing costs	(1,938)	(802)
Proceeds from issuance of common stock and exercise of warrants	45,000	5,000
Contributions from non controlling interests	2,860	4,174
Net cash used in Financing Activities	$(93,073)	$(21,730)

Net increase (decrease) in cash and cash equivalents	(23,281)	6,501
Cash and cash equivalents at beginning of period	109,792	100,098
Cash and cash equivalents at end of period	$86,511	$106,599

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$33,761	$17,306
U.S Source Income Taxes	448	639

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       General information and Basis of Presentation:

The accompanying unaudited interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures (collectively, the "Company" or "Excel") as listed below. Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
6.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
7.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
8.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
9.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
10.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
11.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
12.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
13.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
14.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
15.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
16.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
17.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
18.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
19.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
20.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
21.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
22.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
23.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
24.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
25.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
26.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
27.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
28.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
29.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
30.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997
31.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
32.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
33.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
34.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
35.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
36.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
37.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
38.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       General information and Basis of Presentation-continued:

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
39.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
40.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
41.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
42.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
43.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
44.	Ingram Limited	Liberia	Emerald	Handymax	1998
45.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
46.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
47.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
48.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
49.	Hope Shipco LLC	Marshall Islands	Hope (tbn- Mairaki)	Capesize	Tbd 2010
50.	Fritz Shipco LLC (3) (4)	Marshall Islands	Fritz	Capesize	Tbd 2010
51.	Benthe Shipco LLC (3) (4)	Marshall Islands	Benthe	Capesize	Tbd 2010
52.	Gayle Frances Shipco LLC (3) (4)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
53.	Iron Lena Shipco LLC (3) (4)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

 (1)     Christine Shipco LLC is owned 71.4% by the Company.
 (2)   Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
 (3)   Consolidated joint venture owned 50% by the Company.
 (4)   No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. Fritz, Benthe and Gayle Frances are delayed in delivery whereas the delivery of Iron Lena may also be delayed. These vessels may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
54.	Magalie Investments Corp.	Liberia
55.	Melba Management Ltd.	Liberia
56.	Naia Development Corp.	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       General information and Basis of Presentation-continued:

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
57.	Maryville Maritime Inc. (1)	Liberia
58.	Point Holdings Ltd. (2)	Liberia
59.	Thurman International Ltd. (3)	Liberia
60.	Bird Acquisition Corp (4)	Marshall Islands
61.	Quintana Management LLC (5)	Marshall Islands
62.	Quintana Logistics LLC (6)	Marshall Islands
63.	Pisces Shipholding Ltd. (7)	Liberia
64.	Liegh Jane Navigation S.A. (8)	Liberia

(1)
Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel's vessels and 2 vessels owned by companies affiliated with the Chairman of the Company's Board of Directors.

(2)	Point Holdings Ltd. is the parent company (100% owner) of sixteen Liberian ship-owning companies, one Liberian holding company and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. ("Bird") is the parent company (100% owner) of 31 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in five Marshall Island ship-owning companies, four of which are 50% owned by Bird and one 71.4% owned by Bird.

(5)
Quintana Management LLC was the management company for Quintana Maritime Limited's ("Quintana") vessels, prior to the merger on April 15, 2008. The company's Greek office, which was established under the provisions of Law 89/1967 as amended, was closed on December 24, 2008 and the company was dissolved in July 2010.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It has no operations since the merger and the company was dissolved in July 2010.

(7)	Previously the owning company of Goldmar, a vessel sold during 2007. The Company is currently in the process of being dissolved.

(8)	Previously the owning company of Swift, a vessel sold in March 2009.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Excel Maritime Carriers Ltd., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2009, filed on Form 20-F dated March 10, 2010, as amended on July 22, 2010.

Concentration of credit risk

During the six months ended June 30, 2009 and 2010, two charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2009	2010
A	34.9%	29.3%
B	10.8%	-

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed on Form 20-F on March 10, 2010, as amended on July 22, 2010.

The following Accounting Standards Updates were effective for the Company during the six month period ended June 30, 2010:

ASU 2009-16: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company's unaudited interim consolidated financial statements.

ASU 2009-17: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.  The adoption of ASU 2009-17 did not have any effect on the Company's unaudited interim consolidated financial statements.

ASU 2010-01: In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 did not have a material impact on the Company's unaudited interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued:

ASU 2010-09:  In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors' amendment which is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact (other than disclosure) on the Company's unaudited interim consolidated financial statements.

ASU 2010-11:  In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, currently this ASU has no impact on the Company's unaudited interim consolidated financial statements.

Recent Accounting Standards Updates

ASU 2010-13:  In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

3.       Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors. Under the agreement, Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Transactions with Related Parties-continued:

Commissions charged by Excel Management Ltd. during the six month periods ended June 30, 2009 and 2010 amounted to $1,025 and $1,508, respectively and are separately reflected in the accompanying unaudited consolidated statements of income. Amounts due to Excel Management Ltd. as at December 31, 2009 and June 30, 2010 were $106 and $164, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Vessels under management

Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the six month periods ended June 30, 2009 and 2010 amounted to $277 and $210, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to such related companies as of December 31, 2009 were $147. Amounts due from/to such related companies as of June 30, 2010 were $50 and $138, respectively. Those amounts are included in due from/to related parties in the accompanying consolidated balance sheets. In addition, Maryville provides technical and supervision support to the construction of each of the new-building vessels for $60 per annum per vessel until their respective delivery.

Exercise of warrants

On March 31, 2010, entities affiliated with the family of the Chairman of the Company's Board of Directors exercised 1,428,572 warrants, being part of the 5,500,000 warrants granted to such entities as part of the loan amendments of March 2009, to purchase respective class A common stock at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the $1.4 billion loan facility (Note 6).  Based on amendment to warrants dated March 26, 2010, the Company granted to the above entities a nine month extension until December 31, 2010 in order to exercise the remaining warrants or utilize cashless exercise of the remaining warrants.

4.       Advances for vessels under construction

On March 8, 2010, an amount of $7.3 million was paid to the shipyard, representing Christine Shipco's scheduled installment due on the vessel launching. The installment was financed through the final drawdown of $5.1 million of the company's borrowing facility and $1.1 million contribution made by each joint venture partner.

On March 9, 2010, Hope Shipco paid $15.6 million to the shipyard, representing the second installment due on the steel cutting.  The installment was financed through a new loan concluded in March 2010 and discussed under Note 6 below.

5.       Vessels

On April 30, 2010, Christine was delivered from the shipyard at a total cost of approximately $72.5 million. On the same date, Christine Shipco LLC previous indebtedness amounting to $25.3 million was fully repaid. The delivery installment and the loan repayment were financed through the loan proceeds of $42.0 million discussed in Note 6 below and contributions made by each partner.

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 6.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.    Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2009	June 30, 2010
Long-term loans, net of unamortized deferred financing costs of $13.5 million and $12.4 million for 2009 and for the six months ended June 30, 2010, respectively	$1,116,097	$1,085,758
Credit facilities of new-building vessels, net of unamortized deferred financing costs of $0.04 million and $0.4 million for 2009 and for the six months ended June 30, 2010, respectively	31,158	13,541
1.875% Convertible Senior Notes due 2027, net of unamortized financing costs of $2.3 million and $2.1 million for 2009 and for the six months ended June 30, 2010, respectively	109,191	112,650
	1,256,446	1,211,949
Less: Current portion of long-term debt, net of unamortized deferred financing costs of $3.0 million and $3.0 million for 2009 and for the six months ended June 30, 2010 respectively	(134,681)	(127,798)
Long-term debt, net of current portion	$1,121,765	$1,084,151

The following loans were concluded during the six months period ended June 30, 2010:

Hope Shipco LLC: On February 11, 2010, Hope Shipco LLC entered into a bank loan agreement for the financing of the vessel Hope (tbn-Mairaki) in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn down in various installments following the vessel construction progress through November 2010 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will commence three months from the vessel delivery. The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partially finance the second payment installment to the shipyard upon the steel cutting that has taken place, as provided in the relevant shipbuilding contract. A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. The financial loan covenants are in line with the covenants applicable to the Company under the remaining credit facilities. However, the additional security clause in respect with the hull cover ratio stands at 115% whereas the remaining credit facilities provide for a hull cover ratio covenant at 65% up to January 1, 2011, when this will be increased to 135%.

On March 9, 2010, Hope Shipco repaid its then outstanding debt balance under its previous credit facility amounting to $10.9 million.

Christine Shipco LLC: On April 26, 2010, Christine Shipco LLC entered into a loan agreement for the post-delivery financing of the Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawn in full on the vessel delivery date (April 30, 2010). The loan is repayable in 26 quarterly installments and a balloon payment through December 2016. The first installment is due in July 2010. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC. The loan financial covenants are in line with the covenants applicable under the Company's other credit facilities. However, the additional security clause in respect with the hull cover ratio stands at 115% for the first three years and 120% thereafter whereas the remaining credit facilities provide for a hull cover ratio covenant at 65% up to January 1, 2011, when this will be increased to 135%. In addition, Christine Shipco must maintain minimum liquidity of $0.5 million at all times.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.    Long-Term Debt-continued:

Loan amendment: On June 1, 2010, the Company concluded an amended agreement in relation to its $1.4 billion loan facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels.

On June 30, 2010, the Company notified its major lenders of its intention to make a payment of $28.0 million, in addition to the regular instalment of $18.0 million due on July 1, 2010 under its $1.4 billion credit facility. The payment was made in accordance with the excess cash flow provision as defined in the amended agreement and as such, it was applied against the term loan instalment due on April 1, 2016. Another $12.0 million will be maintained in a pledged account to fund the capital expenditures for the newbuilding vessel.

Following the total payment of $46.0 million, the Company repaid the total principal amount of $455.0 million that the Company would have paid in accordance with the original credit facility dated April 14, 2008 and on the payment date the Company was in compliance with the relevant financial covenants applicable after the end of the waiver period. As a result, the excess cash flow provision terminated and the loan applicable margin for the interest period starting July 1st and ending October 1st 2010 decreased from 2.5% to 1.25% and will remain at this level as long as the Company follows the repayment schedule provided in the original loan agreement and it is in compliance with the relevant financial covenants as applicable after the end of the waiver period.
.
The Company complied with all its financial covenants as of June 30, 2010.

As of June 30, 2010, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facility of the consolidated joint venture:

Period	Principal Repayment
July 1, 2010 to June 30, 2011	130,763
July 1, 2011 to December 31, 2011	55,275
January 1, 2012 to December 31, 2012	110,550
January 1, 2013 to December 31, 2013	110,550
January 1, 2014 to December 31, 2014	260,550
January 1, 2015 thereafter	594,324
1,262,012
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(35,273)
Total	1,226,739

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin) at June 30, 2009 and 2010 was 4.7% and 4.1%, respectively.  Interest expense for the six month periods ended June 30, 2009 and 2010, net of interest capitalized amounted to $25.0 million and $16.3 million, respectively and is included in interest and finance costs in the accompanying unaudited consolidated statements of income. Interest capitalized for the periods ended June 30, 2009 and 2010 amounted to $1.1 million and $0.7 million respectively and is included in vessels under construction in the accompanying consolidated balance sheets.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.       Time Charters acquired:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed, with such difference capped to the vessel's fair value on a charter free basis. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability.

Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the six month periods ended June 30, 2009 and 2010 amounted to $19.8 million for the intangible assets and $204.4 million and $158.7 million, respectively for the intangible liabilities and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization for the six month period ended June 30, 2009 is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to vessels Sandra and Coal Pride due to the early termination of their time charters that were assumed by the Company upon acquiring Quintana in 2008.

On April 9, 2010 and effective April 17, 2010, the Company entered into a novation agreement with the charterer and the then current sub-charterer of the vessel Iron Miner, under which the charterer was released from the obligations under the existing charter which was assigned directly to the sub-charterer reducing the daily hire from $42.1 per day to $41.4 per day over the remaining term of the charter. Following the above agreement and the release of the charterer from being the primary obligor under the liability, the deferred liability of the fair value of the charter, which was assumed upon acquiring Quintana in 2008, amounting to $26.9 million on the effective date, was released in the Company's unaudited interim consolidated statement of income for the period ended June 30, 2010.

The amortization schedule of the intangible assets and liabilities as of June 30, 2010 and for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
July 1, 2010 to June 30, 2011	40,243	105,096
July 1, 2011 to December 31, 2011	20,287	1,803
January 1, 2012 to December 31, 2012	40,353	3,586
January 1, 2013 to December 31, 2013	40,243	3,577
January 1, 2014 to December 31, 2014	40,243	3,577
January 1, 2015 and thereafter	23,134	4,032
Total	204,503	121,671

8.       Changes in capital accounts:

As part of the warrants' exercise discussed in Note 3 above, on March 31, 2010, the Company issued 1,428,572 Class A shares to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors.

9.      Stock Based Compensation:

On April 1, 2010, the Board of Directors approved the grant of 299,164 shares of the Company's Class A common stock in the form of restricted stock units to certain of its employees to be vested by 33.3% on April 1, 2011, 2012 and 2013. The restricted stock units granted will be recognized as expense over the vesting period based on their fair value on the grant date.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.      Stock Based Compensation-continued

During the six month period ended June 30, 2010, 47,829 share awards were forfeited and 63,208 share awards were vested. The amount charged to income statement as stock compensation expense, net of forfeitures amounted to $1.9 million, with a corresponding effect on additional paid-in capital. At June 30, 2010, the total outstanding non-vested stock based awards were 1,039,395 shares with an unrecognized cost of $3.3 million which will be recognized through April 1, 2013.

10.       Earnings per share:

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the six month periods ended June 30, 2009 and 2010, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested share awards outstanding as of June 30, 2010 and the warrants outstanding as of June 30, 2009 and 2010.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	Six-month period ended June 30,
	2009	2010
Net income for Basic and Diluted Earnings per share
Net income attributable to Excel Maritime Carriers Ltd. for the period	196,030	146,215

Weighted average common shares outstanding, basic	58,480,526	79,681,876
Add: Dilutive effect of non vested shares	-	392,902
Add: Dilutive effect of warrants	1,455,264	2,016,560
Weighted average common shares, diluted	59,935,790	82,091,338

Earnings per share, basic	$3.35	$1.83
Earnings per share, diluted	$3.27	$1.78

In relation to the Convertible Senior Notes due in fiscal year 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock exceeds such conversion price, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of June 30, 2009 and 2010, none of the shares were dilutive since the average share price for the six-month periods ended June 30, 2009 and 2010 did not exceed the conversion price.

11.    Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.  These swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying unaudited consolidated statements of income are analyzed as follows:

	June 30,
	2009	2010
Realized losses	(12,817)	(15,228)
Unrealized gains (losses)	21,002	(4,763)
Total gains (losses)	8,185	(19,991)

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.    Financial Instruments-continued

The above realized and unrealized gains or losses are included in Interest rate swap gains (losses) in the accompanying unaudited consolidated statements of income.

The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in topic 820 "Fair Value Measurements and disclosures" of the Codification are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair value of the $150.0 million (nominal value) Convertible Senior Notes, which represents the tradeable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the-counter market), is approximately $90.8 million.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

12.       Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)
The Company was a defendant in an action commenced in the Supreme Court of the State of New York, New York County on August 21, 2008 by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who resigned in February 2008, entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company was liable for breach of a November 1, 2004 stock option agreement, common law fraud in connection with the stock option agreement and for defamation arising from a statement on a Form 6-K submitted to the SEC. Mr. Georgakis sought at least $14,818 in damages (including $5.0 million in punitive damages), and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens, which was denied by the Supreme Court on October 28, 2009. The Company filed an appeal, requesting the Appellate Division to reverse the decision of the Supreme Court and to dismiss the action. On April 13, 2010, the Appellate Division unanimously reversed the decision of the Supreme Court and dismissed Mr. Georgakis' complaint in its entirety for lack of personal jurisdiction and also on the ground of forum non conveniens.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.       Subsequent Events:

a)
Loan payments: Subsequent to June 30, 2010, the Company paid regular loan installments amounting to $19.0 million in total. In addition, an amount of approximately $28.0 million from excess cash for the six months period ended June 30, 2010 as provided in the $1.4 billion loan agreement was as discussed in Note 6 above, paid on July 1, 2010.

b)
Stock based compensation: On July 7, 2010, the Board of Directors approved a cash bonus of $2.0 million and a grant of 1,965,000 shares of the Company's Class A common stock and 35,000 shares of the Company's Class B common stock in the form of restricted stock to the Chairman of its Board of Directors. 655,000 Class A shares vest immediately and each of 655,000 Class A shares vest on July 7, 2011 and 2012. The Class B restricted shares vest immediately. The cash bonus is included in General and Administrative expenses in the accompanying 2010 consolidated unaudited statement of income. The restricted stock granted will be recognized as expense over the vesting period based on its fair value on the grant date.

c)
Angela Star Incident: On July 9, 2010, the vessel Angela Star involved in a collision while departing in ballast condition from a Panamanian port. Damages were sustained on her hull structure and as a result the vessel had temporary repairs carried out locally and later sailed to a yard in Bahamas for permanent repairs. The vessel is currently estimated to remain off hire for approximately 47 days and the estimated repair cost will be approximately $2.8 million which is an insured loss covered under the vessel's hull and machinery insurance policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

By: /s/ Pavlos Kanellopoulos
Name: Pavlos Kanellopoulos
Title: Chief Financial Officer

August 5, 2010

SK 02545 0001 1121113